UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2026

James G. Dempsey
Chief Executive Officer, President and Director
Frontier Group Holdings, Inc.
4545 Airport Way
Denver, CO 80239

Re: Frontier Group Holdings, Inc.
Form 10-K for the Fiscal Year ended December 31, 2025
Filed February 18, 2026
File No. 001-40304

Dear James G. Dempsey:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Tony Richmond